1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 16, 2020

VIA EDGAR

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Registrant”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 509

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 509 to the registration statement of the Registrant filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Hong Kong ETF (the “Fund”), a series of the Registrant.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Registrant on November 25, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: The second footnote to the “Average Annual Total Returns” chart on page S-10 states that the Underlying Index changed effective September 1, 2020, but the cover letter states that the change will be effective December 30, 2020. Please clarify.

Response: September 1, 2020 is the correct date for the Underlying Index change.

Comment 2: Please provide the Staff with a completed fee table and expense example for the Fund at least one week before effectiveness.

Response: As requested, the Registrant has provided a completed fee table and expense example for the Fund at least one week before effectiveness.

Comment 3: In the Principal Investment Strategies section of the Prospectus on page S-2, please explain the index rebalancing and reconstitution process, and the frequency thereof.

Securities and Exchange Commission

December 16, 2020

Response: The Registrant added the following to the Principal Investment Strategies:

The Underlying Index is rebalanced quarterly using an optimization process that aims to minimize the constituent weight differences between the Underlying Index and the MSCI Hong Kong Index (the “Parent Index”). All group entities are reviewed on an annual basis.

Comment 4: Please state the number of index components (a range is acceptable).

Response: The Registrant respectfully notes that BFA relies on and complies with Rule 6c-11, which requires website disclosure of portfolio holdings on each business day. A complete list of the Fund’s holdings and selected key attributes of each may be viewed in HTML and downloaded on demand as a comma-separated-value (.csv) file. The Registrant notes that the Fund’s precise, current holdings are more relevant to investors than the number of Underlying Index components as of the Fund’s fiscal year end. The Registrant additionally notes that the Underlying Index’s approximate number of components as of the Fund’s most recent fiscal year is currently disclosed in the SAI’s description of the index methodology.

Comment 5: Please reorder the principal risks in order of importance for at least the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Registrant is reviewing the guidance from the Division of Investment Management internally. Additionally, the Registrant respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks,” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

Comment 6: The Principal Investment Strategies include investments in mid-capitalization companies, but “Mid-Capitalization Companies Risk” is not included in the Fund’s principal risks. Please confirm whether “Mid-Capitalization Companies Risk” is a principal risk of the Fund.

Response: The Registrant respectfully notes that while the Underlying Index includes large- and mid-capitalization companies, the Fund’s current exposure to the securities of mid-capitalization companies does not constitute a principal risk of investing in the Fund. The Registrant further notes that the Prospectus discloses the risks of investing in mid-capitalization companies in the section entitled “A Further Discussion of Other Risks.”

Comment 7: In the first paragraph of the Principal Investment Strategies on page S-2, please clarify with an example or explain in plain English what it means by “constituents that MSCI determines have a control relationship.”

Response: To clarify, the Registrant added the following to the MSCI 25/50 Indexes section of the SAI:

To determine “group entities,” MSCI analyzes financial accounts of listed companies holding stakes of 20% or more in other listed companies to determine whether these stakes

Securities and Exchange Commission

December 16, 2020

are controlling in nature. In certain cases, even in the absence of consolidated accounts, MSCI may also consider two companies as belonging to the same group entity where there is reasonable evidence of control based on other information.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Nick Cordell

Michael Gung

George Rafal

Luis Mora

James Hahn

Jakob D. Edson